

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

DCT Industrial Trust, Inc.
518 Seventeenth Street
8th Floor
Denver, CO 80202

      Re: **DCT Industrial Trust, Inc.**
              Form 10-K for the year ended December 31, 2009
              Filed February 26, 2010
              File No. 001-33201

Dear Mr. Stuart B. Brown:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Cicely L. LaMothe
                    Accounting Branch Chief